MICRO FOCUS

RECEIVED
2006 MAY 17 A 10:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06013450

SUPPL

May 15, 2006

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated April 5, 2006 – "Section 198 Notice".
2. Regulatory Announcement dated April 6, 2006 – "Cost Reduction Programme Announced and Trading In Line".
3. Regulatory Announcement dated April 27, 2006 – "Micro Focus Appoints Stephen Kelly as Chief Executive Officer".
4. Regulatory Announcement dated May 3, 2006 – "Period End trading Update".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

PROCESSED
MAY 18 2006
E
THOMSON
FINANCIAL

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

dw 5/18

No. 82-34962

Regulatory Announcement

Go to market news section

RECEIVED

2006 MAY 17 A 10:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Period End Update
Released	07:00 03-May-06
Number	3137C

3 May 2006: embargoed for 7.00am

Micro Focus International plc
Period end trading update

Micro Focus International plc ("Micro Focus", "the Company" LSE: MCRO.L) announces an update on trading for the year to 30 April 2006. On 23 February 2006, the Company stated that it was unlikely that total revenue for the year to 30 April 2006 would exceed \$140m. Having reached the period end, the Board now considers that revenue for the year will marginally exceed \$140m.

The increase in revenue, as compared to earlier expectations, together with early benefits seen from the cost reduction programme announced on 6 April 2006, are expected to have a direct positive impact at the EBITDA level for the year to 30 April 2006.

Kevin Loosemore, Non-Executive Chairman, commented:

"I am encouraged by the progress made by Micro Focus since the last trading update. Revenues for the 2006 financial year are marginally ahead of our expectations, the cost reduction programme continues to be implemented with some early benefits being seen, and our new CEO, Stephen Kelly, has recently joined the Company."

Micro Focus will report its preliminary results for the year to 30 April 2006 in late June 2006.

Enquiries:

Micro Focus — **Tel: +44 (0)1635 32646**
Kevin Loosemore, Chairman
Stephen Kelly, Chief Executive
Nick Bray, Chief Financial Officer

Financial Dynamics — **Tel: +44 (0)20 7831 3113**
Giles Sanderson
Harriet Keen

END

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No. 82-34962

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Board Change
Released	07:00 27-Apr-06
Number	0702C

2006 MAY 17 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 April 2006: embargoed for 7.00am

Micro Focus appoints Stephen Kelly as Chief Executive Officer

Micro Focus International plc ("Micro Focus", "the Company" or "the Group" LSE: MCRO.L) announces the appointment of Stephen Kelly as its Chief Executive Officer, with effect from 1 May 2006.

Mr Kelly, 44, previously served as President and CEO of NASDAQ-listed Chordiant Software Inc., having joined that company in 1997. Prior to this, Mr. Kelly spent more than ten years in a number of senior management positions with Oracle in its vertical markets operations in Financial Services, Telecommunications and Retail, in its European alliances organisation and in its government sales operation. He has over 20 years' experience in the software sector.

Kevin Loosemore, Chairman of Micro Focus, commented on the appointment:

"We are delighted to welcome Stephen Kelly to Micro Focus. His extensive experience in both the US and European software markets makes him a very valuable addition to our Board. I look forward to working with Stephen in taking the Company forward".

With effect from Mr Kelly's appointment, Mr Loosemore will step back from the role of acting CEO to that of Non-executive Chairman.

Mr Kelly is currently a director of Chordiant Software Inc. There is no other information required to be disclosed under paragraph 9.6.13R of the Listing Rules.

Enquiries:

Micro Focus — **Tel: +44 (0)1635 32646**
Kevin Loosemore, Chairman
Nick Bray, Chief Financial Officer

Financial Dynamics — **Tel: +44 (0)20 7831 3113**
Giles Sanderson
Harriet Keen

END

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countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

No. 82-34962

Regulatory Announcement

Go to market news section

Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	14:46 05-Apr-06
Number	0506B

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 04 April 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that Lansdowne Partners Limited Partnership was interested in 5,985,000 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 3.00% of the Company's issued ordinary share capital.

END

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No. 82-34962

Regulatory Announcement

Go to market news section

Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Cost Reduction Programme
Released	07:00 06-Apr-06
Number	0948B

Embargoed for 7.00am, 6 April 2006

Micro Focus International plc
Cost reduction programme announced and trading in line

Micro Focus International plc ("Micro Focus", "the Company" or "the Group"; LSE: MCRO.L) announces a cost reduction programme and confirms that trading continues to be in line with management's expectations for the financial year ending 30 April 2006.

Since its update on trading on 23 February 2006, the Board has identified a number of potential cost savings which are expected to reduce Group fixed costs by approximately $10m in the financial year to 30 April 2007.

This is expected to result in a one-off charge of approximately $6m - $8m which will be recorded in the current financial year ending 30 April 2006.

The cost reduction programme, which will start immediately, has been designed to improve overall returns, while maintaining the fabric of the business and the Company's sales capability.

Kevin Loosemore, Chairman and acting CEO of Micro Focus, commented:

"In our trading update in February, we emphasised our commitment to rebuilding momentum and delivering on sales execution. In working towards this, we have identified the potential to reduce our fixed costs whilst still supporting our future prospects.

"We are keen to implement the programme immediately. We are encouraged by the progress being made at Micro Focus and confirm that trading in the current year continues to be in line with our expectations."

Contacts:

Micro Focus International plc **+44 (0) 1635 32646**
Kevin Loosemore, Chairman
Nick Bray, Chief Financial Officer

Financial Dynamics **+44 (0) 20 7831 3113**
Giles Sanderson
Harriet Keen

END

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